SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at May 30, 2006

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: May 30, 2006

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. (formerly China NetTV Holdings Inc.) World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.greatchinamining.com
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DRILLING CONTINUES TO EXPAND XIETONGMEN DEPOSIT

May 30, 2006, Vancouver, BC -Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF), and Great China Mining Inc. (OTC.BB-GCHA), announce the results from twenty-eight (28) additional core holes drilled in 2006 at the Xietongmen copper-gold deposit, located 240 kilometres west of Lhasa in Tibet, People's Republic of China.

Drilling in 2005 outlined a significant porphyry copper-gold deposit, with excellent potential for expansion. The objectives of the comprehensive 2006 program are to fully assess the resource potential of the project and initiate programs for a feasibility study and environmental and social impact assessments. The studies are targeted for completion in 2007.

Eight rigs are currently active at site in the planned 22,000-metre program, testing the extensions of the Xietongmen deposit. Long intervals with excellent grades of copper and gold continue to be intersected. The current drilling is testing all sides of the deposit, defining the eastern and southern limits as well as stepping out further to the north and to the west.

In the east, drill hole 6087, section 3249200N, intersected 180.5 metres grading 0.85% copper equivalent (CuEQ), including a higher-grade section of 92 metres averaging 1.09% CuEQ. In the same area on section 3249100N, holes 6094 and 6098 intersected wide intervals of excellent grade. Hole 6094 intersected 165 metres averaging 0.98% CuEQ, including two high-grade 30 metre sections of greater than 1.40% CuEQ. This section has extended the deposit a further 100 metres to the east.

In the south, significant intersections were made along a fence of four holes on section 3248800N, extending the deposit a further 100 metres south. Holes 6100, 6103, 6106, and 6110 intersected high grade copper mineralization over 300 metres along the section. The best intersections were in hole 6100 with an interval of 64 metres averaging 0.93% CuEQ and 100 metres to the west, hole 6110 intersected 51.9 metres averaging 0.92% CuEQ.

In the north, hole 6096 on section 3249350N has extended the deposit for another 50 metres to the north, where the deposit remains open. Hole 6096 intersected an interval of 160.3 metres averaging 0.62% CuEQ.

In the west, holes 6084, 6093, 6095, 6097, 6101 and 6102, all intersected mineralization and extended the deposit to the west by 150 metres with the best intersection in hole 6093 with an interval of 130.8 metres averaging 0.77% CuEQ.

A Table of Assay Results is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the websites: www.continentalminerals.com & www.greatchinamining.com.

In conjunction with the targeted technical programs, an expanded community engagement program is underway. A community relations manager and staff from Tibet have been hired to advance this important work. The objectives are to describe and discuss the project, to get input on it, and to explore opportunities for direct, tangible benefits for local residents and communities. Hence, active dialogue with the local residents in the Tibetan villages and the various authorities in the region will be ongoing in order that the project proceeds in a manner that respects local socio-economic priorities and incorporates a high standard of environmental management.

Continental and Great China Mining recently announced preliminary agreements between Continental and certain principal Great China Mining shareholders, whereby the companies will be merged to unify 100% ownership in the Xietongmen property in Continental (see joint news release April 13, 2006). Completion of the merger is subject to a number of conditions including the execution of definitive merger documentation, and shareholders and regulatory approvals, and is likely to complete in the third quarter of 2006.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES/ICP-Mass Spectroscopy finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

Gerald Panneton
President and CEO
Continental Minerals Corporation

For further information:

Continental Minerals Corporation Tel 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	Great China Mining Inc. Tel 604 641∙1366 www.greatchinamining.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address the proposed merger, acquisition of additional property, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedar.com.

For more information on Great China Mining Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

XIETONGMEN PROJECT NEW ASSAY RESULTS
MAY 30 2006

Drill Hole		Section	From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu %	Au g/t	CuEQ[1] %	AuEQ[1] g/t
6078		3249450N	292.0	368.0	76.0	249	0.12	0.18	0.22	0.41
6083		3248800N	146.0	197.5	51.5	169	0.27	0.36	0.46	0.87
6084		3248900N	18.3	138.5	120.2	394	0.42	0.28	0.57	1.08
6084	Incl.	3248900N	18.3	73.0	54.7	179	0.72	0.36	0.90	1.72
6085		3249400N	226.4	318.0	91.6	301	0.30	0.45	0.53	1.01
6086	No significant intersections, granite was intersected
6087		3249200N	145.2	325.7	180.5	592	0.52	0.64	0.85	1.62
6087	Incl.	3249200N	206.9	298.6	91.7	301	0.66	0.82	1.09	2.08
6088	No significant intersections
6090		3248900N	110.0	180.5	70.5	231	0.18	0.30	0.34	0.65
6091		3249250N	47.6	190.6	143.0	469	0.17	0.24	0.29	0.56
6092		3249400N	194.8	380.0	185.2	608	0.27	0.39	0.48	0.91
6093		3248950N	14.1	144.9	130.8	429	0.54	0.43	0.77	1.47
6093	Incl.	3248950N	67.5	103.4	35.9	118	0.88	0.50	1.14	2.18
6094		3249100N	38.8	57.3	18.5	61	0.46	0.04	0.48	0.91
6094		3249100N	184.2	349.4	165.2	542	0.38	1.14	0.98	1.86
6094	Incl.	3249100N	247.6	278.3	30.7	101	0.48	1.82	1.43	2.73
6094	Incl.	3249100N	311.1	349.4	38.3	126	0.49	1.77	1.42	2.71
6095		3248950N	40.1	105.9	65.8	216	0.36	0.16	0.44	0.84
6095	Incl.	3248950N	40.1	79.1	39.0	128	0.46	0.17	0.55	1.04
6096		3249350N	195.1	355.4	160.3	526	0.37	0.48	0.62	1.18
6097		3248900N	25.1	108.3	83.2	273	0.38	0.16	0.47	0.89
6097	Incl.	3248900N	25.1	54.5	29.4	96	0.65	0.26	0.78	1.48
6098		3249100N	209.0	368.5	159.5	523	0.37	0.88	0.83	1.59
6098	Incl.	3249100N	228.0	276.0	48.0	157	0.58	1.61	1.43	2.71
6099		3249150N	39.7	98.0	58.3	191	0.19	0.45	0.43	0.82
6100		3248800N	35.1	99.3	64.2	211	0.65	0.54	0.93	1.78
6100	Incl.	3248800N	42.1	68.9	26.8	88	0.77	0.67	1.12	2.13
6101		3248850N	35.6	77.3	41.7	137	0.41	0.09	0.45	0.86
6102		3248900N	92.0	111.0	19.0	62	0.22	0.12	0.28	0.53
6103		3248800N	55.7	57.7	2.0	6.6	1.80	5.76	4.82	9.18
6104		3249250N	74.0	112.0	38.0	125	0.16	0.23	0.28	0.53
6105	No significant intersections
6106		3248800N	22.6	71.0	48.4	159	0.68	0.47	0.93	1.76
6106	Incl.	3248800N	22.6	48.7	26.1	86	0.85	0.53	1.12	2.14
6107	No significant intersections
6108		3249050N	52.3	111.4	59.1	194	0.31	0.25	0.44	0.84
6109		3248800N	35.0	45.1	10.1	33	1.56	0.25	1.70	3.23
6110		3248800N	31.4	83.3	51.9	170	0.79	0.25	0.92	1.75
6110	Incl.	3248800N	31.4	64.3	32.9	108	1.11	0.36	1.30	2.47

[1]Copper and gold equivalent calculations use metal prices of US$1.25/lb for copper and US$450/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 14.47/27.56)
AuEQ = (Cu % x 27.56/14.47) + Au g/t